Exhibit 99-1
                                                                    ------------


[GRAPHIC OMITTED]          KOOR INDUSTRIES ANNOUNCES THE SALE OF ITS HOLDINGS IN
Koor Industries Ltd.      SCOPUS VIDEO NETWORKS, FOR APPROXIMATELY $16 MILLION
                                                IN CASH


Tel Aviv, Israel - January 11 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor"), a leading Israeli holding company, announced today that Koor Corporate Venture Capital ("Koor CVC"), a general partnership owned by Koor Industries, and Koor itself have sold and transferred their entire holdings (approximately 23%) in Scopus Video Networks (NASDAQ: SCOP) ("Scopus") to Optibase Ltd. (NASDAQ: OBAS) ("Optibase") in a private transaction.

Koor's total proceeds from the transaction amounts to approximately $16 million in cash. As a result of this transaction, Koor expects to record a net capital gain of approximately NIS 30 million ($7.1 million) in the first quarter of 2007.

Scopus Video Networks develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers.

Optibase is a leading provider of high quality IPTV streaming, encoding, decoding and video server upload solutions for telecom operators, service providers, broadcasters and content creators.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                IR CONTACTS
Avital Lev, CPA, Investor Relations            Ehud Helft/Kenny Green
Koor Industries Ltd.                           GK Investor Relations
Tel: 972 3 607-5111                            Tel: 1 866 704-6710
Fax: 972 3 607-5110                            Fax: 972 3 607-4711
avital.lev@koor.com                            ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.